Filed Pursuant to Rule 424(b)(3)
File Number 333-140767
PROSPECTUS SUPPLEMENT NO. 1

Prospectus Supplement dated June 13, 2007
to Prospectus declared
effective on May 17, 2007
(Registration No. 333-140767)

TELANETIX, INC.

This prospectus supplement dated June 13, 2007, or this "prospectus supplement," supplements and amends our prospectus dated May 17, 2007, or the "prospectus," relating to the offer and sale by the selling stockholders identified in the prospectus of up to 4,208,215 shares of our common stock.  This prospectus supplement includes our attached Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2007.

You should read this prospectus supplement in conjunction with the prospectus.  This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in prospectus.  This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or additional supplements thereto.  Capitalized terms used in this prospectus supplement but not otherwise defined herein shall have the meanings given to such terms in the prospectus.

Our common stock is listed on the OTC Bulletin Board under the symbol "TNXI". The last reported sales price per share of our common stock, as reported by the OTC Bulletin Board on June 12, 2007 was $4.60.

Investing in our common stock involves a high degree of risk.
See "Risk Factors" beginning on page 6 of the prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 13, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 11, 2007

TELANETIX, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-51995	77-0622733
(State or other jurisdiction of incorporation or organization)	Commission file number	(IRS Employer Identification No.)

6197 Cornerstone Court E, Suite 108 San Diego, California 92121
(Address of principal executive offices)

(858) 362-2250
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02                      Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 11, 2007, the board of directors of Telanetix, Inc. (the "Company") appointed James R. Everline, David A. Rane and Steven J. Davis to the Company's board of directors.  The appointment of the three new independent directors brings the size of the Company's board of directors to four.  The other director is Thomas Szabo, the Company's Chief Executive Officer.

In addition to the retention of additional members, the board of directors formed an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee.  Each of Messrs. Everline, Rane and Davis were appointed to serve on the Audit Committee, Nominating/Corporate Governance Committee, and the Compensation Committee of the Company’s board of directors.

Prior to their appointments to the Company’s board of directors, none of the individuals had any related party transaction or material relationship with the Company and no such transaction or relationship is currently proposed. None of the individuals has any family relationships with any of the Company’s other directors or officers.  The Company's board of directors has determined that each of Messrs. Everline, Rane and Davis is "independent" within the meaning of rules of the Securities and Exchange Commission and the NASDAQ Stock Market.

In connection with their appointment, each of Messrs. Everline, Rane and Davis were granted options under the Company's 2005 Equity Incentive Plan to purchase up to 15,000 shares of common stock, with an exercise price of $5.17 per share, which was the closing price of the common stock on June 8, 2007.

The Company issued a press release announcing the appointment of each of Mssrs. Everline, Rane and Davis to its board of directors. A copy of the press release is filed as Exhibit 99.1 to this report and is incorporated herein by reference.

A biography for each of Messrs. Everline, Rane and Davis follows:

James R. Everline, age 65, has been President of Everline & Co., a mergers and acquisitions/management consulting company, for the past fifteen years.  Previously, Mr. Everline was President, Investment Banking Division, of Henry & Company (1990-1991).  Henry & Company is engaged in the venture capital and investment banking business.  Prior to Mr. Everline’s employment by Henry & Company, he was a Partner of Founders Court Investors Inc. (1988-1989) and served as Vice President, Capital Markets Group, Bank of America (1981-1988).  He served as a member of the board of directors of Bandag, Incorporated, from 1982 until its merger in May 2007.  He also served as a member of the audit committee, executive committee, management continuity and compensation committee, and the nominating and corporate governance committee of the board of directors of Bandag.

David A. Rane, age 52,  currently serves as a Senior Vice President and Chief Financial Officer of World Waste Technologies, Inc. (OTCBB:WDWT) and has served in that capacity since November 2004.  Previously, from May 2004 to November 2004, he served as Vice Chancellor for Financial Management for the National University System.  Before that, he served as Executive Vice President of two development stage companies; SureBeam Corporation from 2001 to 2004 and StoreRunner Network, Inc. from 2000 to 2001.  Mr. Rane served as Executive Vice President and Chief Financial Officer for Callaway Golf Company from 1994 to 2000. Previously, Mr. Rane was an executive with PricewaterhouseCoopers for 14 years in their San Diego, Brussels, and national Offices.   Mr. Rane is a certified public accountant and has a B.A. in Accounting from Brigham Young University.

Steven J. Davis, age 41, has practiced business and corporate law since 2005 in his law firm, Steven James Davis, A Professional Corporation. From 2002 to 2005, Mr. Davis served as general counsel and corporate secretary of Molecular Imaging Corporation, a publicly traded healthcare company.  From 2000 to 2002, he served as legal counsel for Leap Wireless International, Inc.  Before joining Leap Wireless, Mr. Davis was an attorney in the business and corporate group in the San Diego office of the law firm of Luce, Forward, Hamilton & Scripps LLP.

Item 5.05                      Amendments to the Registrant's Code of Ethics, or Waiver of a Provision of the Code of Ethics.

On June 11, 2007, the Company's board of directors amended and restated the Company's Code of Business Conduct and renamed it the Code of Business Conduct and Ethics (the "Code"). The Code applies to all employees, officers and directors of the Company.  The Company believes the Code is reasonably designed to deter wrongdoing and to promote honest and ethical conduct, including: the ethical handling of conflicts of interest; compliance with applicable laws; protection of confidential information; prompt internal reporting of violations of the Code; and accountability for adherence to the Code. The foregoing is a brief summary of the Code and is qualified in its entirety by reference to the Code, a copy of which is filed as Exhibit 14.1 to this report and is incorporated herein by reference. The decision to amend and restate the Code does not relate to any current or previous activities of any director, officer or employee of the Company.

Item 9.01 Financial Statements and Exhibits

Exhibits

No.	Description
14.1	Code of Business Conduct and Ethics.
99.1	Press Release issued on June 13, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TELANETIX, INC.

Dated: June 13, 2007	By:	/s/ Thomas A. Szabo
Thomas A. Szabo
Chief Executive Officer

Exhibit 14.1

TELANETIX, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

As Adopted June 11, 2007

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures.  It does not cover every issue that may arise, but it sets out basic principles to guide all directors, officers,  and employees of the Company.  All of our directors, officers, and employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.  The Code should also be provided to and followed by the Company’s agents and representatives, including consultants.

If a law conflicts with a policy in this Code, you must comply with the law.  If you have any questions about these conflicts, you should ask your supervisor or the Company’s Compliance Officer designated below how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of employment or other association with the Company.  If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Sections 13 and 14 of this Code.

1.	Compliance with Laws, Rules, and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built.  All directors, officers, and employees of the Company must respect and obey the laws and regulations of the cities, states, and countries in which we operate.  Although not all directors, officers, or employees are expected to know the details of these laws and regulations, it is important to know enough to determine when to seek advice from supervisors, managers, or other appropriate personnel.

2.	Conflicts of Interest

A “conflict of interest” exists when the private interest of a director, officer, or employee interferes in any way with the interests of the Company.  A conflict situation can arise when a director, officer, or employee takes actions or has interests that may make it difficult to perform his or her duties for the Company objectively and effectively.  Conflicts of interest also arise when a director, officer, or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position with the Company.  Loans and guarantees by the Company may also create conflicts of interest, and certain loans to and guarantees of obligations of directors and executive officers are prohibited by federal securities laws.

Conflicts of interest arise when a director, officer, or employee of the Company works simultaneously for a competitor, customer, or supplier.  No director, officer, or employee may work for a competitor as a consultant or board member except as specifically approved in accordance with Section 12 of this Code.  The best policy is to avoid any direct or indirect business connection with our customers, suppliers, or competitors, except on behalf of the Company.  Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Compliance Officer.  Any director, officer, or employee who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager, or other appropriate personnel or consult the procedures described in Sections 13 and 14 of this Code.

3.	Insider Trading

Directors, officers, and employees who have access to or become aware of confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business.  All non-public information about the Company, as well as non-public information about our customers and suppliers, should be considered confidential information.  To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal.  To assist with compliance with laws against insider trading, the Company has adopted a specific policy governing trading in securities of the Company by the Company’s directors, officers, and employees.  This policy has been distributed to every director, officer, and employee.  If you have any questions, please consult with the Company’s outside counsel.

4.	Corporate Opportunities

Directors, officers, and employees are prohibited from taking for themselves personally, or diverting to other persons, opportunities that are discovered through the use of corporate property, information, or position without the consent of the Board of Directors.  No director, officer, or employee may use corporate property, information, or position for personal gain, and no director, officer, or employee may compete with the Company directly or indirectly during his or her tenure with the Company.  Directors, officers, and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5.	Confidentiality

All directors, officers, and employees of the Company must maintain the confidentiality of confidential information entrusted to them by the Company, its customers or suppliers, or others, except when disclosure is authorized by the Board of Directors or the Compliance Officer or required by laws or regulations.  Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company, its customers or suppliers, or others, if disclosed.  It also includes information that customers or suppliers have entrusted to us.  The obligation to preserve confidential information continues even after your employment or other association with the Company ends.

6.	Competition and Fair Dealing

We seek to outperform our competition fairly and honestly.  Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present directors, officers, or employees of other companies is prohibited.  Each director, officer, and employee of the Company should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors, and employees.  No director, officer, or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers.  No gift or entertainment should ever be offered, given, provided, or accepted by any officer, director, employee, or other agent of the Company, or any of their family members, unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff, and (5) does not violate any laws or regulations.  Please discuss with your supervisor or the Compliance Officer any gifts or proposed gifts which you are not certain are appropriate.  See also Section 10 of this Code concerning gifts and other payments to government representatives.

7.	Discrimination and Harassment

The diversity of the Company’s employees, consultants, and contractors is a tremendous asset.  We are firmly committed to providing equal opportunity in all aspects of employment and contractual relations and will not tolerate any unlawful discrimination or workplace harassment of any kind or violent, coercive, or threatening behavior.  Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

8.	Record-Keeping

The Company requires honest and accurate recording and reporting of information to make responsible business decisions.  For example, only the true and actual number of hours worked should be reported.

Many employees regularly use business expense accounts, which must be documented and recorded accurately.  If you are not sure whether a certain expense is legitimate, ask your supervisor or your controller.  Business expense accounts should not be used for personal expenses, except where specifically permitted under the Company’s policies.  Any personal expenses paid by use of the Company’s expense account must be reimbursed promptly.

All of the Company’s books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions, and must conform both to applicable legal requirements and to the Company’s system of internal controls.  Unrecorded or “off the books” funds or assets may not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood.  This applies equally to e-mail, internal memos, and formal reports.  Records should always be retained or destroyed according to the Company’s record retention policies.  In accordance with those policies, in the event of litigation or governmental investigation, or any threat of litigation or governmental investigation, please consult the Company’s outside counsel.

9.	Protection and Proper Use of Company Assets

All directors, officers, and employees should endeavor to protect the Company’s assets and ensure their efficient use.  Theft, carelessness, and waste have a direct effect on the Company’s profitability.  Any suspected incident of fraud or theft should be immediately reported to your supervisor or the Compliance Officer for investigation.  Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of directors, officers, and employees to protect the Company’s assets includes the obligation to protect the Company’s proprietary information.  Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information, and any unpublished financial data and reports.  Unauthorized use or distribution of this information violates Company policy.  It could also be illegal and result in civil or criminal penalties.

10.	Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates to obtain or retain business.  No illegal payments may be made to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel.  The promise, offer, or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense.  State and local governments, as well as foreign governments, may have similar rules.  The Company’s outside counsel can provide guidance to you in this area.

11.	Additional Provisions for CEO and Senior Financial Officers

In addition to the other provisions of this Code, the Company’s chief executive officer and senior financial officers, including the Company’s chief financial officer and principal accounting officer, are subject to the following additional specific policies:

a.
The CEO and all senior financial officers are responsible for full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the Company with the SEC.  Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Company’s senior officers responsible for preparation and oversight of the Company’s SEC filings any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist such officers in fulfilling their responsibilities.

b.
The CEO and each senior financial officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (1) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data or (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

c.
The CEO and each senior financial officer shall promptly bring to the attention of the CEO and to the Audit Committee any information he or she may have concerning any violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

d.
The CEO and each senior financial officer shall promptly bring to the attention of the CEO and to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules, or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of this Code.

12.	Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for directors or executive officers may be made only by the Board of Directors or a Board committee and will be promptly disclosed as required by law or stock market regulation.  Waivers for other personnel may be made by such committees of the Board or officers to which the Board may delegate such authority from time to time.

13.	Procedures if You Are Unsure if a Violation Has Occurred

We must all work to ensure prompt and consistent action against violations of this Code.  However, in some situations it is difficult to know if a violation has occurred.  Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem.  These are the steps to keep in mind:

•	Make sure you have all the facts. To reach the right solutions, we must be as fully informed as possible.

•
Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper?  This will enable you to focus on the specific question you are faced with, and the alternatives you have.  Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•
Discuss the problem with your supervisor.  This is the basic guidance for all situations.  In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process.  Remember that it is your supervisor’s responsibility to help solve problems.

•
Seek help from Company resources.  In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, you may discuss it locally with any member of senior management.  If you do not feel comfortable discussing the issue with those persons as well, you may report the issue as described in Section 14.

•
Consider other applicable Company policies.  If there is a specific Company policy relevant to the situation, in addition to this Code, review that policy and consider how it would apply to the situation and any reporting or other procedures set forth in that policy.

•
You may report ethical violations in confidence and without fear of retaliation.  If your situation requires that your identity be kept secret, your anonymity will be protected.  The Company does not permit retaliation of any kind for good faith reports of ethical violations.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

14.	Reporting any Illegal or Unethical Behavior

Employees must read the Company’s Complaint Procedures for Accounting and Auditing Matters, which describes the procedures adopted by the Company’s Audit Committee for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.  A copy of the Audit Committee’s Procedures is attached.  Any employee may submit a good faith concern regarding questionable accounting or auditing matters without fear of dismissal or retaliation of any kind.

Except for complaints or concerns submitted under the Audit Committee’s procedures, if you suspect that a violation of this Code has occurred or is occurring, and after considering the procedures described in Section 13 of the Code, you should immediately report the suspected violation or concern to the Compliance Officer designated by the Board of Directors.  As of the date of this Code, the Compliance Officer is:

Richard M. Ono
Chief Operating Officer
Telanetix, Inc.
6197 Cornerstone Court E. Suite 108
San Diego, California 92121
858.362.2250
rick@telanetix.com

You may submit reports via U.S. mail, courier, FedEx, or similar delivery service, phone, e-mail, or in person.  You may submit complaints or concerns confidentially and anonymously.  If you wish to make a report anonymously, please type your report, including the date but not your name, and deliver it via mail, courier, FedEx, or other delivery service in an envelope marked CONFIDENTIAL.  Alternatively, you may submit an anonymous report by e-mail; to do so, please be sure to send your report from an e-mail address that does not identify the sender.

If you submit a report that is not anonymous, you may be contacted to confirm information or to obtain further information.

If you are not satisfied with the Company’s response to any report you may submit, you may report your concerns to the Company’s Audit Committee.

15.	Investigation and Corrective Action

Upon receipt of a complaint under this Code, the Company will promptly investigate the complaint and will involve agencies and resources outside the Company if and when such outside involvement appears advisable or necessary.  The Company will exercise discretion regarding the confidentiality of the report and investigation to the extent consistent with the need for a thorough investigation and response and taking into consideration the Company’s disclosure obligations and requirements.

The Board of Directors or the Audit Committee shall conduct, or designate appropriate persons (within or outside of the Company) to conduct, any investigation concerning alleged violations of this Code by any director, the CEO, or any of the Company’s senior financial officers.  The Compliance Officer or other appropriate personnel designated by the Board or the Audit Committee will conduct, or designate appropriate persons to conduct, any investigation concerning alleged violations by other officers and employees.  Directors, officers, and employees are expected to cooperate in internal investigations of alleged misconduct.

At the conclusion of any such investigation involving any director, the CEO, or any of the Company’s senior financial officers, the person leading the investigation will report to the Audit Committee or the full Board of Directors the results of the investigation and any remedial measures such investigator recommends.  At the conclusion of any such investigation involving other officers or employees, such investigator shall make such a report to the Compliance Officer or the CEO, as appropriate.

The Company will take all actions deemed appropriate by the Board of Directors, Audit Committee, CEO, or Compliance Officer, as applicable, as a result of any such investigation.  If it is determined that a director, officer, or employee of the Company has violated this Code, such action may include disciplinary action, up to and including termination of employment.  If it is determined that a non-employee has violated this Code, the Company will take appropriate corrective action, which could include severing the Company’s relationship with such non-employee.  Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code, and may include written notices to the individual involved of the determination that there has been a violation, censure, demotion or re-assignment of the individual involved, suspension with or without pay or benefits, or termination of the individual’s employment.  In determining what action is appropriate in a particular case, the Board of Directors or other appropriate designated person shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.

Any and all complaints and related information received under this Code will be retained for seven years from the date of the complaint, or such other period of time as may be required by law.

16.	Whistleblower Protections

Federal and state laws prohibit retaliatory action by public companies against their employees who take certain lawful actions when they suspect wrongdoing on the part of their employer.  In furtherance of the Company’s obligations under federal law, as well as to preserve the integrity of this Code, neither the Company nor any of our directors, officers, employees, contractors, subcontractors, or agents may discharge, demote, suspend, threaten, harass, or in any other manner punish, discriminate, or otherwise retaliate against an employee because of any lawful act done by the employee to:

a.
provide information, cause information to be provided to, or otherwise assist in an investigation by a federal regulatory or law enforcement agency, any member of Congress or committee of Congress, or any person with supervisory authority over the employee (or such other person working for the Company who has the authority to investigate, discover, or terminate misconduct), where such information or investigation relates to any conduct that the employee reasonably believes constitutes a violation of federal mail fraud, wire fraud, bank fraud, or securities fraud laws, any SEC rule or regulation, or any other federal law relating to fraud against shareholders;

b.	file, cause to be filed, testify, participate in, or otherwise assist in a proceeding relating to alleged violations of any of the federal fraud or securities laws described in (a) above; or

c.	report, or cause to be reported, any complaint under this Code.

The Company is committed to maintaining an environment in which people feel free to report all suspected incidents of inaccurate financial reporting or fraud.  No retaliatory action will be taken against any person who in good faith reports any conduct which he or she reasonably believes may violate this Code.  In addition, no retaliatory action will be taken against any individual who in good faith assists or participates in an investigation, proceeding, or hearing relating to a complaint about the Company’s auditing or financial disclosures, or who files, causes to be filed, testifies, or otherwise assists in such a proceeding.   However, a person who files a report or provides evidence which he or she knows to be false or without a reasonable belief in the truth and accuracy of such information will not be protected by the above policy statement and may be subject to disciplinary action, including termination of employment or other association with the Company.

Exhibit A

TELANETIX, INC.

PROCEDURES FOR CONFIDENTIAL SUBMISSION OF INFORMATION, QUESTIONS, COMPLAINTS, OR CONCERNS RELATING TO ACCOUNTING OR AUDITING MATTERS

The Audit Committee of the Board of Directors of Telanetix, Inc., a Delaware corporation (the “Company”), has adopted the following procedures for the submission of information, questions, complaints, or concerns regarding the Company’s accounting, internal accounting controls, or auditing matters.  Please contact the Company’s Chief Operating Officer, at rick@telanetix.com if you have questions that are not answered in these procedures.

Submission of Complaints or Concerns

Manner of Submission.  Information, questions, complaints, or concerns about the Company’s accounting, internal accounting controls, or auditing matters may be submitted to the Audit Committee by any of the following means:

(1) By sending a written description of the information, question, complaint, or concern, by U.S. mail, courier, FedEx, or similar delivery service, or by e-mail, to the CFO at:

Richard M. Ono
Chief Operating Officer
Telanetix, Inc.
6197 Cornerstone Court East, Suite 108
San Diego, CA 92121-4718
858-362-2250
Rick@telanetix.com

(2) By contacting any member of the Company’s Audit Committee, by U.S. mail, courier, FedEx, or similar delivery service, by e-mail or by phone.  The members of the Audit Committee of the Company are as follows:

NAME: David A. Rane
ADDRESS: 2402 Calle San Clemente
ADDRESS: Olivenhain, CA 92024
TELEPHONE: 858-395-0619	FACSIMILE:	EMAIL: ranedavid@hotmail.com

NAME: James R. Everline
ADDRESS: 3857 Pell Place
ADDRESS: San Diego, CA 92130
TELEPHONE: 858-349-5705	FACSIMILE:	EMAIL: everline@san.rr.com

NAME: Steven. J. Davis
ADDRESS: 1042 El Camino Real, B-261
ADDRESS: Encinitas, CA 92024
TELEPHONE: 619-788-2383	FACSIMILE:	EMAIL: steve@sjdavislaw.com

Confidentiality and Anonymity.  Confidentiality is a priority, and all reports will be treated confidentially to the fullest extent possible.  Submissions of information, questions, complaints, or concerns will not be traced and submissions may be made anonymously.  To ensure the anonymous submission via e-mail, please do not send the submission from an e-mail address that identifies the sender.  For submissions that are not anonymous, you may be contacted to confirm information or to obtain additional information.

Receipt and Retention of Submissions

Receipt.  The Controller or, in the absence of the Controller, the Company’s Chief Financial Officer will check the e-mail address provided above on no less than a weekly basis.  The Controller or Chief Financial Officer will promptly forward copies of all submissions to the Audit Committee.  The Audit Committee members will promptly forward all submissions they receive to the Controller and will evaluate the actions taken by the Company in response to all submissions.

Retention.  All submissions will be maintained in a confidential file.  Access to the confidential file will be restricted to members of the Controller’s office designated by the Controller and members of the Audit Committee.  All submissions will be maintained in such file for a minimum of seven years following receipt of such submissions.

Treatment Of and Response to Submissions

Review and Response.  The Controller will promptly review all submissions and report such submissions to the Audit Committee in executive session, with the Controller’s assessment of the submission and, to the extent relevant, recommended course of action.  In appropriate circumstances, the Controller will have the authority, in his discretion, to bring any submission immediately to the attention of the Audit Committee or to the Chairman of the Audit Committee.  All submissions being reviewed at an Audit Committee meeting will be physically present at the meeting and available for Audit Committee inspection.  The Audit Committee will determine the appropriate means of addressing the submissions and delegate that task to the appropriate member of senior management, or take such other action as it deems necessary or appropriate to address the submission, including obtaining outside counsel or other advisors to assist the Audit Committee.

Follow-up.  The Controller will be available for follow-up inquiries from persons submitting information, questions, complaints, or concerns.  If, after the follow-up discussion, the person submitting the information, question, complaint, or concern concludes that appropriate action has not been taken, he or she may report the matter directly to a member of the Audit Committee.

Documentation of Response.  Receipt of all submissions that are not anonymous will be acknowledged by the Company either orally or in writing, unless the person making the submission requests otherwise.  The Controller will maintain a record of the response to each submission, including the date of the acknowledgment and any other actions taken.  Such records will be maintained in the confidential file with the submissions for a period of seven years.

No Retaliation.  Retaliation against any person who in good faith makes a submission about any accounting, internal accounting controls, or auditing matters, including illegal or unethical conduct, will not be tolerated and will be a cause for discipline, including possible loss of employment.  A person may report retaliation by the same means described in these Procedures for reporting information, questions, complaints, or concerns or under the Company’s Code of Ethics.

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Company:	Investor Relations:	Media:
Rick Ono	Warren Dexter	Todd Barrish
Telanetix, Inc	SFC, Inc.	Dukas PR
(858)362-2250	(503)722-5300	(212)704-7385
rick@telanetix.com	warren@sfcinc.com	todd@dukaspr.com

TELANETIX NOMINATES NEW MEMBERS TO BOARD OF DIRECTORS

COMPANY ADDING LEADERSHIP TO MEET DEMAND FOR TELEPRESENCE SOLUTIONS

San Diego, CA. June 13, 2007 -- Telanetix, Inc. (OTCBB:TNXI) a leading developer of telepresence technology, announced today that James R. Everline, David A. Rane, and Steven J. Davis have accepted nominations to serve on the company's Board of Directors as independent members.  The three independent board members have formed the Audit, Nomination, and Compensation Committees of the Board.

“The combined expertise of Mr. Everline, Mr. Rane and Mr. Davis will aid us in establishing oversight committees and developing a strong foundation of corporate governance to support our growth,” said Tom Szabo, Chairman and Chief Executive Office of Telanetix.  “The three new board members have deep experience in the management of developing companies and will contribute a great deal toward our continued success.”

James Everline is currently President of Everline & Co., a mergers and acquisitions management consulting company, a position he has held for the past 15 years.  Prior to founding Everline & Co., he was a General Partner of Founders Court Investors, Inc., a private equity investment firm.  Mr. Everline has also held senior positions in corporate finance with several major Wall Street investment banks.  For the past 25 years, he has served on the Board of Directors of Bandag, Inc. (NYSE:BDG) where he was Chairman of the Nominating Committee, Audit Committee, and the Management Continuity and Compensation Committee until the company’s sale in 2007.

David Rane is a Senior Vice President and Chief Financial Officer of World Waste Technologies, Inc. (OTCBB:WDWT).  Previously, he has served as Executive Vice President of two development stage companies, StoreRunner Network, Inc. and SureBeam Corporation.  From 1994 to 2000 he was Executive Vice President and Chief Financial Officer for Callaway Golf Company.  A certified public accountant, Mr. Rane spent 14 years with PricewaterhouseCoopers in senior management roles at various offices worldwide, including San Diego, CA and Brussels, Belgium.

Steven Davis has practiced business and corporate law since 2005 at his firm, Steven James Davis, A Professional Corporation.  From 2002 to 2005, Mr. Davis served as General Counsel and Corporate Secretary of Molecular Imaging Corporation, a publicly traded healthcare company.  Prior to joining Molecular Imaging, he was legal counsel for Leap Wireless International, Inc.  Mr. Davis also worked as an attorney with the Business and Corporate Practice of the law firm of Luce, Forward, Hamilton & Scripps LLP in the San Diego, CA office.

The nomination and formation of the committees was effective on June 11, 2007.

About Telanetix, Inc.

Telanetix, Inc. has developed a unique technology which creates a fully immersive and interactive environment that integrates audio, video, and data from multiple locations into a single environment regardless of geographic boundaries.  The company's Digital PresenceTM Technology delivers full size, face-to-face images of real-time video, audio, and data in high quality resolution at 30 frames per second which is so profoundly real that users feel as if they are all present in the same room.  Using Telanetix developed Codecs and advanced MPEG-4 compression on a Linux platform, the Company has effectively replaced the central videoconferencing bridge of legacy systems with high quality decentralized IP multicasting which provides speed and resolution which is significantly greater than those found in most existing technologies.

  Additional information is available at the Telanetix corporate website at www.telanetix.com.

Certain statements contained in this press release are “forward-looking statements” within the meaning of applicable federal securities laws, including, without limitation, anything relating or referring to future financial results and plans for future business development activities, and are thus prospective. Forward-looking statements are inherently subject to risks and uncertainties some of which cannot be predicted or quantified based on current expectations. Such risks and uncertainties include, without limitation, the risks and uncertainties set forth from time to time in reports filed by the company with the Securities and Exchange Commission. Although the company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Consequently, future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward the forward-looking statements contained herein. The companies undertake no obligation to publicly release statements made to reflect events or circumstances after the date hereof.

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